Exhibit 99.1

Scorpio Bulkers Inc. To Announce Fourth Quarter 2017 Results

MONACO-(GLOBE NEWSWIRE - January 26, 2018) - Scorpio Bulkers Inc. (NYSE:SALT) (the "Company") plans to announce fourth quarter 2017 financial results in a press release that will be issued before the market open on Monday, February 5, 2018.

A conference call to discuss the Company’s results will be held at 11:00 AM Eastern Standard Time / 5:00 PM Central European Time. Those wishing to listen to the call should dial 1 (866) 219-5268 (U.S.) or 1 (703) 736-7424 (International) at least 10 minutes prior to the start of the call to ensure connection. The conference participant passcode is 7087839.  The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://edge.media-server.com/m6/p/95xtxviv

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. has an operating fleet of 56 vessels consisting of 55 wholly-owned or finance leased drybulk vessels (including 18 Kamsarmax vessels and 37 Ultramax vessels), and one time chartered-in Ultramax vessel. In addition, one Kamsarmax vessel which is being constructed at Jiangsu New Yangzijiang Shipbuilding Co Ltd in China is expected to be delivered to the Company in the second quarter of 2018. Upon final delivery of the last vessel, the Company’s owned fleet is expected to have a total carrying capacity of approximately 3.9 million dwt and all of our owned vessels will have carrying capacities of greater than 60,000 dwt. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)